P.E. 10/12/01

0-28466

U.S. POST OFFICE DELAYED

RECEIVED JAN 28 2002

02011887

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C.

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period of ____September 1 – October 12, 2001

HURRICANE HYDROCARBONS LTD.

(Name of Registrant)

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – September 30, 2001
2. News Release –
   September 24, 2001 – Appointment of new Company Officer

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: October 12, 2001 **By:**______________________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE
Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: September 30, 2001
Date Prepared: October 5, 2001
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,678,293
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Sept 13, 2001	B. Isautier	Nov 13, 1996	$1.92	25,000	
Subtotal					(25,000)
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance					4,653,293

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		5,888,350
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		(25,000)
Closing Reserve Balance		5,863,350

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		80,070,806
Stock Options Exercised		25,000
Share Purchase Plan		
Warrants		
Corresponding Convertible Securities Exercised		10,199
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance		80,106,005

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – September 24, 2001
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Appointment of new Company Officer

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. announces that Mr. Nicholas H. Gay has been appointed Senior Vice President Finance and Chief Financial Officer, effective October 1, 2001. Mr. Gay has twenty-five years of experience in the international oil and gas industry.

Prior to joining Hurricane, Mr. Gay was President and CEO of Bitech Petroleum Corporation, a Canadian company operating internationally.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Bernard F. Isautier President and Chief Executive Officer 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658